Filed by Eastern Bankshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HarborOne Bancorp, Inc.

SEC File No.: 001-38955

Filer’s SEC File No.: 001-39610

Date: September 24, 2025

401(k) QUESTIONS AND ANSWERS (“401(k) FAQ”)

The following questions and answers address some frequently asked questions regarding the anticipated merger between Eastern Bankshares, Inc. (“Eastern”) and HarborOne Bancorp, Inc. (“HarborOne”) and its impact on the participants in the HarborOne 401(k) Plan (the “401(k)” or “401(k) Plan”), including a participant’s ability to make a merger consideration election. If you have any further questions upon reading this document, please contact the information agent appointed by Eastern, Innisfree M&A Incorporated, via telephone at (877) 800-5182, or the HarborOne Bank 401(k) and HarborOne Mortgage Retirement Plan administrator, John Hancock, at 800-294-3575.

Q1: Why am I receiving this 401(k) FAQ?

A1: Eastern and HarborOne have entered into an agreement to merge (the “Merger Agreement”), with Eastern as the surviving entity. Both Eastern and HarborOne share deep local roots and a strong commitment to their colleagues, their customers, and the communities they serve.

You are receiving this notice because our records indicate you currently hold an interest in HarborOne shares (through the HarborOne Stock Fund) in your 401(k) account. As a result, you are entitled to elect to receive Eastern stock, cash or a mix of the two in exchange for the HarborOne common stock allocated to your 401(k) account.

Q2: If the merger is completed, what will I receive for shares of HarborOne common stock in my 401(k) account?

A2: In connection with the merger, I am entitled to make an election through the 401(k) to receive cash, stock or a combination of cash and stock for shares of HarborOne common stock credited to my 401(k) account. For each share of HarborOne common stock that I own, I can elect: (a) 0.765 shares of Eastern common stock (the “Stock Consideration”); (b) $12.00 in cash (the “Cash Consideration”); or (c) a combination of cash and stock. This is collectively referred to as the “Merger Consideration.”

As the HarborOne Bank 401(k) and HarborOne Mortgage Retirement plans offer participants the ability to invest in HarborOne common stock, through the HarborOne Stock Fund, participants are entitled to same Merger Consideration elections as all other HarborOne shareholders. Your Merger Consider election (and any necessary reallocation as explained below) will determine what portion of your interest in the HarborOne Stock Fund is exchanged for the equivalent units in the newly established Eastern Bankshares, Inc. Stock Fund and what portion of your HarborOne Stock Fund portion is exchanged for cash. Any portion of your balance in the HarborOne Stock Fund you choose to exchange for cash, will remain in the 401(k) Plan and be invested in the Vanguard Treasury Money Market Fund.

The Merger Agreement provides that no less than 75% but no more than 85% of the shares of HarborOne common stock will be exchanged for Stock Consideration. Therefore, you may receive stock and/or cash that differs from your election, depending upon the aggregate election outcome.

For further details, please review the additional sections below, and Article II: Merger Consideration; Exchange Procedures of the Merger Agreement as filed as Exhibit 2.1 in the Current Report on Form 8-K with the SEC on April 24, 2025. (Available here DEFA14A.)

Q3: What is the timing for the Merger Consideration election process?

A3: You will receive an email communication on or around Wednesday, September 24, 2025, regarding the merger consideration election process from administrator@tabulationsplus.com. Please be sure to review your spam or junk folder to ensure this important communication is timely received. The email communication will provide further instructions regarding your election options (Stock Consideration, Cash Consideration, or a combination of the two.)

The election period for 401(k) participants ends at 5:00 p.m. Eastern Time on Thursday, October 23, 2025. Please be mindful of this deadline when planning your election.

Q4: How is the Merger Consideration applied? (Proration and allocation)

A4: HarborOne shareholders receive, for each share of HarborOne common stock, and at the holder’s election, either the Stock Consideration or the Cash Consideration or a mix of the two, subject to proration to ensure that the total number of shares of HarborOne common stock that receive the Stock Consideration represents between 75% and 85% of the total number of shares of HarborOne common stock issued and outstanding immediately prior to the merger.

As noted in Q&A 2, if more than 85% of the cumulative number of issued and outstanding shares of HarborOne common stock elect the Stock Consideration, then the number of shares of HarborOne common stock exchanged for Stock Consideration will be reduced (you will receive proportionately fewer Eastern shares than what you may have elected to receive). The resulting reduction will be proportionate among all shareholders pursuant to the terms of the Merger Agreement.

Conversely, if HarborOne shareholders, taken together, elect Stock Consideration less than 75% of the total number of shares of HarborOne common stock issued and outstanding immediately prior to the merger, then the number of shares of HarborOne common stock exchanged for Stock Consideration may be increased (you may receive proportionately more Eastern shares than what you may have elected to receive).

Q5: How are any fractional shares of Eastern common stock treated?

A5: Your interest in the HarborOne Stock Fund that may be subject to the Stock Consideration election is not subject to the Cash in Lieu of Fractional Shares provisions of the Merger Agreement. Instead, shares of HarborOne common stock held in the 401(k) Plan subject to the Stock Consideration will be exchanged and delivered with a fractional share at a proportionate rate among all participants in accordance with what the 401(k) Plan receives in cash and shares.

Q6: After the merger, what will happen to my 401(k) account?

A6: Immediately prior to the completion of the merger, the 401(k) Plan will be terminated, subject to the completion of the merger. Shortly after the merger, you will be given the option to take a few actions relating to your 401(k) account: (1) roll over the entire amount held in your 401(k) account to a 401(k) plan established by Eastern (if eligible); (2) roll over the entire amount to an individual retirement account or annuity (an IRA); (3) roll over the entire amount to another qualified 401(k) or retirement plan able to accept a rollover; or (4) have your 401(k) account distributed to you in cash. Any cash distribution may be subject to applicable tax withholdings and penalties. Taxes vary based on location. Please consult a tax advisor for questions and information on your specific situation. More information will be shared with all plan participants after the completion of the merger.

The HarborOne Mortgage Retirement Plan will not be terminated in connection with the merger. We anticipate merging the HarborOne Mortgage Retirement Plan into the Eastern 401(k) Plan in the first quarter of 2026. We will advise participants if that date changes. Any HarborOne Mortgage colleagues who leave Eastern will be terminated participants and will have the ability to (1) roll over the entire amount to an individual retirement account or annuity (an IRA); (2) roll over the entire amount to another qualified 401(k) or retirement plan able to accept a rollover; or (3) have your 401(k) account distributed to you in cash. Any cash distribution may be subject to applicable tax withholdings and penalties. Taxes vary based on location. Please review the IRS Special Tax Notice that will be provided with your distribution materials and/or consult a tax advisor for questions and information on your specific situation.

Q7: What if I do not make a Merger Consideration election?

A7: Failure to make an election will result in the plan trustees making the election for you in proportion to the elections made by other plan participants. That election, like the elections made by plan participants, remains subject to proration and allocation.

Q8: Will I be able to make changes to my investments in the HarborOne Stock Fund during the Merger Consideration election period?

A8: Yes, you will have the ability to transfer funds into and out of the HarborOne Stock Fund within the 401(k) Plan, up to and through the Merger Consideration election period. Once the Merger Consideration Election Period ends at 5:00 pm Eastern Time on October 23, 2025, John Hancock will implement a blackout period on investment activity into and out of the HarborOne Stock Fund. Please review the Blackout Notice for the specific terms of the blackout period. A blackout period is needed to allow John Hancock to apply the participant Merger Consideration elections to participant balances in the HarborOne Stock Fund. It is anticipated that the blackout period will end on or after November 6, 2025. At which time, your Merger Consideration Elections will have been applied to your HarborOne Stock Fund balances. That portion of your HarborOne Stock Fund balance you chose to be exchanged for Eastern Bankshares, Inc. common stock will have been transferred to the new Eastern Bankshares, Inc. Stock Fund within the 401(k) Plan. That portion of your HarborOne Stock Fund balance you chose to be exchanged for cash will have been transferred to the Vanguard Treasury Money Market Fund, which is a fund currently offered in the 401(k) plans.

Q9: How will the Blackout Period impact my access to my 401(k) account balance?

A9: The blackout period will only impact your balance in the HarborOne Stock Fund. During the blackout period you will not be able to transfer into or out of the HarborOne Stock Fund. You will continue to have access to all other activity and options in the 401(k) Plan, including transferring into and out of the other plan investment options.

Q10: After the merger is completed, will I be able to withdraw any of my balance in the 401(k) Plan?

A10: As part of the merger, while the HarborOne Mortgage Retirement Plan will continue, the HarborOne Bank 401(k) plan will be terminated, which will allow you to take a distribution from the 401(k) Plan. There will be some required administrative work to be done, post-merger, but shortly after the merger, additional communications will be sent to all participants in the 401(k) Plan, advising you of the options you have and the process for taking a distribution from the 401(K) Plan. As noted above, the options you will have is to: (1) roll over the entire amount held in your 401(k) account to a 401(k) plan established by Eastern (if eligible); (2) roll over the entire amount to an individual retirement account or annuity (an IRA); (3) roll over the entire amount to another qualified 401(k) or retirement plan able to accept a rollover; or (4) have your 401(k) account distributed to you in cash. Any cash distribution may be subject to applicable tax withholdings and penalties. Taxes vary based on location. Please review the IRS Special Tax Notice that will be included with your distribution materials and/or consult a tax advisor for questions and information on your specific situation.

If you are a participant in the HarborOne Mortgage Retirement Plan, you will continue to have access to the withdrawal features offered in the Mortgage Retirement Plan, and if your status in the plan has been terminated, you will be allowed to take a distribution from the plan.

Q11: When does HarborOne expect to complete the merger?

A11: At this time, HarborOne and Eastern anticipate that the merger will be completed on October 31, 2025, assuming receipt by then of all regulatory approvals and satisfaction of other closing conditions. HarborOne and Eastern cannot predict or guarantee the exact timing for completion of the merger. Please note the anticipated merger date will not impact the dates of the election.

Q12: Who can I call with other questions about the 401(k)?

A12: If you have questions about the 401(k), the merger, or the Merger Agreement after reading this 401(k) FAQ, please contact the information agent appointed by Eastern, Innisfree M&A Incorporated, via telephone at (877) 800-5182, or the HarborOne 401(k) plan administrator, John Hancock, at 800-294-3575.

No Offer or Solicitation

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed merger transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Eastern, HarborOne or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, Eastern filed a registration statement on Form S-4 with the SEC that includes a proxy statement of HarborOne, which has been distributed to the shareholders of HarborOne in connection with their votes on the merger of HarborOne with and into Eastern. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain these documents, and any other documents Eastern and HarborOne have filed with the SEC, free of charge at the SEC’s website, www.sec.gov, or by accessing Eastern’s website at https://investor.easternbank.com under the tab “Financials” and then under the heading “SEC Filings”, or by accessing HarborOne’s website at https://www.HarborOne.com/ under the tab “Investor Relations” and then under the heading “SEC Filings.” In addition, documents filed with the SEC by Eastern or HarborOne will be available free of charge by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

Eastern Bankshares, Inc. Investor Relations	HarborOne Bancorp, Inc. Investor Relations
Email: a.hersom@easternbank.com	Email: SFinocchio@HarborOne.com
Telephone: (860) 707-4432	Telephone: (508) 895-1180